Exhibit 99.2

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Jersey Mike's Subs Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: November 6, 2026

Submarine Buyer LLC

By: Submarine Buyer Holdco LLC, its sole member
By: Boardwalk I Aggregator L.P., its managing member
By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk II Aggregator L.P.

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco I L.P.

By: Boardwalk ML Holdco I GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco I GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco II GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco II L.P.

By: Boardwalk ML Holdco II GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco III L.P.

By: Boardwalk ML Holdco III GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco IV L.P.

By: Boardwalk ML Holdco IV GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk I UNLV Holdco LP

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk II UNLV Holdco LP

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk BXPE Holdco LP

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco III GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco IV GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Submarine Buyer Holdco LLC

By: Boardwalk I Aggregator L.P., its managing member
By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk I Aggregator L.P.

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BCP 9 Holdings Manager L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Management Associates IX L.P.

By: BMA IX L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BMA IX L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Holdings II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Holdings I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Inc.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Group Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Stephen A. Schwarzman

By: /s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman